UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08, Bermuda

(441) 405-5560

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units

(Title of each class of securities covered by this Form)

Series A Preferred Units

Series B Preferred Units

Series E Preferred Units

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Four

Pursuant to the requirements of the Securities Exchange Act of 1934, Teekay Offshore Partners L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 3, 2020	TEEKAY OFFSHORE PARTNERS L.P.

		By:	Teekay Offshore GP L.L.C.,
its General Partner

		By:	/s/ Edith Robinson
Edith Robinson
Vice President and Company Secretary